Exhibit No. 12.1

UNIONBANCAL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES REQUIREMENTS

	For the Years Ended December 31,
(In millions, except ratios)	2011	2010	2009	2008	2007
EXCLUDING INTEREST ON DEPOSITS
Income (loss) before income taxes and effect of accounting changes	$1,081	$793	$(226)	$412	$868
Fixed Charges:
Interest expense, excluding interest on deposits	155	112	132	288	278
One third of rents, net income from subleases (A)	26	24	19	16	15

Total fixed charges	181	136	151	304	293

Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest	$1,262	$929	$(75)	$716	$1,161

Ratio of earnings to fixed charges requirements	6.96	6.81	(0.50)	2.36	3.96

INCLUDING INTEREST ON DEPOSITS
Fixed charges	$181	$136	$151	$304	$293
Add: Interest on deposits	216	290	408	639	991

Total fixed charges including interest on deposits	$397	$426	$559	$943	$1,284

Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest, as above	$1,262	$929	$(75)	$716	$1,161
Add: Interest on deposits	216	290	408	639	991

Total earnings before taxes, fixed charges, effect of accounting changes, and interest on deposits	$1,478	$1,219	$333	$1,355	$2,152

Ratio of earnings to fixed charges requirements	3.72	2.86	0.60	1.44	1.68

(A)	The proportion deemed representative of the interest factor.